                                                         RULE 424(b)(3) AND (c)
                                                         FILE NO. 333-14175


                           INTRANET SOLUTIONS, INC.


               PROSPECTUS SUPPLEMENT NUMBER 3 TO THE PROSPECTUS
          DATED NOVEMBER 14, 1996, AS SUPPLEMENTED NOVEMBER 27, 1996
                            AND DECEMBER 13, 1996


        On February 12, 1997, IntraNet Solutions, Inc. reported revenues of $6,082,845 for the third quarter ended December 31, 1996, an increase of 60.0 percent over revenues of $3,802,612 for the third quarter ended December 31, 1995. The net loss for the third quarter was $533,654 or 7 cents per share, compared with a net income of $14,523 or 0 cents per share in last year's third quarter. For the nine months ended December 31, 1996, revenues were $14,337,577, an increase of 46.1 percent over revenues of $9,815,361 for the comparable nine-month period of last year. The net loss for the nine-month period was $1,450,843, or 19 cents per share, compared with a net loss of $48,238, or 1 cent per share, last year.

                        THREE MONTHS ENDED DEC. 31,       NINE MONTHS ENDED DEC. 31,
                        ---------------------------       --------------------------
                              1996            1995       1996            1995
                              ----            ----       ----            ----
REVENUES                $6,082,845      $3,802,612      $14,337,577     $9,815,361

COST OF REVENUE          4,718,095       2,833,592       11,089,733      7,197,581

GROSS PROFIT             1,364,750         969,020        3,247,844      2,617,780

OPERATING EXPENSE        2,147,589         922,846        5,365,288      2,547,966

INTEREST EXPENSE            30,689          64,651           94,206        151,052

INCOME TAXES              (279,874)        (33,000)        (760,807)       (33,000)

NET LOSS                $ (533,654)     $   14,523      $(1,450,843)    $  (48,238)

NET LOSS PER COMMON     $    (0.07)     $     0.00      $     (0.19)    $    (0.01)
SHARE

WEIGHTED AVERAGE
SHARES OUTSTANDING       7,464,401       7,440,606        7,448,525      7,440,606

                            CHANGE IN ACCOUNTANTS

        The Company has dismissed Lund Koehler Cox & Company, PLLP as its certified public accountants responsible for auditing the Company's financial statements, and appointed Ernst & Young, LLP. This action was taken by the Board of Directors on February 26, 1997, with the Board's Audit Committee's unanimous approval. Lund Koehler Cox & Company, PLLP's reports for the last two fiscal years contained no adverse opinions, disclaimers, or qualifications or modifications as to uncertainty, audit scope or accounting principles, and during such two fiscal year period and the subsequent interim period since then, there have been no disagreements with Lund Koehler Cox & Company, PLLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

            THE DATE OF THIS PROSPECTUS SUPPLEMENT IS MARCH 3, 1997